

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2020

Vikram S. Uppal
Chief Executive Officer
Terra Property Trust, Inc.
550 Fifth Avenue
6th Floor
New York, NY 10036

> **Re: Terra Property Trust, Inc.**
> **Form 10-12G**
> **Filed November 6, 2019**
> **File No. 000-56117**

Dear Mr. Uppal:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jake Farquharson, Esq.